Exhibit 99.1

GENFIT Announces the Amendment of the Final Terms of the Dual Proposal to the 2025 OCEANEs Holders

•	In conjunction with (i) the royalty financing deal with HealthCare Royalty (HCRx) announced on January 30, 2025, and (ii) the final terms of the dual proposal to the 2025 OCEANEs holders announced on February 10, 2025, GENFIT will seek the consent of the holders of 2025 OCEANEs and proposes to amend such final terms so as to:

•	repurchase the 2025 OCEANEs at EUR 32.75 per bond from interested bondholders, or alternatively

•	pay a consent fee of EUR 0.90 per bond still outstanding after the upcoming bondholder meeting and the cancellation of the repurchased 2025 OCEANEs.

•	Both proposals are subject to approval of the royalty financing by the 2025 OCEANEs bondholders at the upcoming bondholders meeting and closing of the royalty financing

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), February 14, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the amendment of the final terms of the 2025 OCEANEs repurchase proposal and the consent fee that would be paid to the holders of 2025 OCEANEs still outstanding after cancellation of repurchased 2025 OCEANEs.

Context

On January 30, 2025, GENFIT announced that it has entered into a non-dilutive capped royalty financing agreement (the “Royalty Financing”) with HealthCare Royalty (HCRx) for up to €185 million. This transaction significantly extends GENFIT’s cash runway, including after the repayment of its bonds convertible into new shares and/or exchangeable into existing shares due October 16, 2025 (the “2025 OCEANEs”). GENFIT also announced that it intended to offer to interested bondholders to repurchase their 2025 OCEANEs.

In the Royalty Financing, HCRx will be compensated and repaid out of a portion of the royalties which GENFIT is eligible to receive on sales of Iqirvo® (elafibranor) pursuant to its long-term strategic partnership with Ipsen. To secure its obligations under the Royalty Financing, GENFIT will transfer the corresponding royalty receivables to a French law trust (fiducie-sûreté) for the benefit of the holders of the royalty financing bonds.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

The terms and conditions of the 2025 OCEANEs contain a negative pledge clause which limits GENFIT’s ability to grant security interests to its creditors on its present or future assets or revenues. Granting the fiducie-sûreté is not permitted under this clause. The closing of the Royalty Financing (i.e. the payment of the first €130 million under the Royalty Financing) is thus conditioned upon the holders of the 2025 OCEANEs approving an amendment to the negative pledge clause (the “Amendment of Terms”). If the Amendment of Terms is approved1 and the closing of the royalty financing is completed, GENFIT will pay a consent fee (the “Consent Fee”) to the holders of 2025 OCEANEs still outstanding after cancellation of the repurchased 2025 OCEANEs.

Concurrently with the Amendment of Terms, GENFIT is proposing to repurchase the 2025 OCEANEs of any interested holder (the “Repurchase” and, together with the Amendment of Terms, the “Transaction”).

Dual proposal to the 2025 OCEANEs holders

GENFIT and Natixis, its Solicitation Advisor, have collected feedback from the 2025 OCEANEs holders in order to set the definitive terms of the Transaction.

Further to its press release published on February 10, 2025, GENFIT proposes to amend the final terms of the Transaction (such amended final terms superseding the original final terms announced on February 10, 2025) so as to:

•	repurchase 2025 OCEANEs at a price of EUR 32.75 per bond, or alternatively
•	pay a Consent Fee of EUR 0.90 per 2025 OCEANE.

As announced on February 10, 2025, GENFIT is currently proposing to all of the 2025 OCEANEs holders to enter into a Put Option Agreement, pursuant to which GENFIT will unconditionally and irrevocably undertake to repurchase the 2025 OCEANEs of such holder, subject to approval by the general meeting of the 2025 OCEANEs holders of the Amendment of Terms and the closing of the royalty financing. After execution of the Put Option Agreement, the holder will have until several days after the closing of the Royalty Financing to exercise its option under the Agreement.

Holders of the 2025 OCEANEs who have not entered into the Put Option Agreement or who do not exercise their option will receive the Consent Fee.

As stated above, both the Repurchase and the payment of the Consent Fee are subject to (i) the approval by the general meeting of the 2025 OCEANEs holders of the Amendment of Terms, and (ii) the closing of the Royalty Financing.

2025 OCEANEs holders interested in the Repurchase are invited to contact (i) with respect to qualified investors, GENFIT at investors@genfit.com or their usual sales contact at Natixis (the “Solicitation Advisor”), or at ld-m-equityflowsalescb@natixis.com or at ld-secm- syndicateteam@natixis.com, and (ii) with respect to retail holders, the 2025 OCEANEs Bondholders Representative (Représentant de la Masse) at genfit@aetherfs.com.

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1 The required quorum is 1/4 of the outstanding 2025 OCEANEs and the required majority is 2/3 of the 2025 OCEANEs holders present or represented.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

The Consent Fee will only be paid after the Repurchase has taken place. 2025 OCEANEs that have been bought back by GENFIT as part of the Repurchase (or that have been converted prior to 5:00 p.m. (Paris time) on the date falling 2 business days prior to the date of payment of the Consent Fee) will thus not receive the Consent Fee.

The terms and conditions of the 2025 OCEANEs contain a clean-up call option at par if the total number of 2025 OCEANEs still outstanding represents 15% or less of the number of 2025 OCEANEs originally issued (that is 912,162 2025 OCEANEs or less, compared to 1,902,698 2025 OCEANEs outstanding as of today). GENFIT undertakes that, following the Repurchase, it will not exercise this clean-up call option until the 2025 OCEANEs reach maturity.

In the coming days, GENFIT will convene a general meeting of the 2025 OCEANEs holders, which is expected to be held in early March. A Consent Solicitation Memorandum will be published, together with the documents required by French law.

The results of the general meeting and the closing of the Royalty Financing will be announced in two subsequent press releases.

Natixis is acting as sole solicitation advisor to assist GENFIT to seek the consent of the holders of the 2025 OCEANEs and in the repurchase of the 2025 OCEANEs. CMS Francis Lefebvre is acting as legal advisor to GENFIT.

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor2) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

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2 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the completion of the royalty financing and the timing of and the vote of the bondholders at the 2025 OCEANEs general meeting. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5